Exhibit 99.1

*** Vote FOR the ExxonMobil Transaction Today ***

Dear InterOil Shareholders,

The Special Meeting to vote on InterOil’s value-creating transaction with ExxonMobil is scheduled for September 21, 2016, and the deadline to vote is fast approaching. Our transaction with ExxonMobil provides shareholders a material and immediate premium for their shares, a potential direct cash payment through a Contingent Resource Payment (“CRP”) and exposure to future value as a shareholder of ExxonMobil.

On August 31, 2016, leading independent proxy voting advisory firm, Institutional Shareholder Services Inc. (“ISS”), issued a report recommending InterOil shareholders vote to approve the ExxonMobil transaction. Your Board urges you to follow ISS’ recommendation and vote FOR the transaction TODAY.

Your vote counts and time is short:

  To be counted, all proxies must be received by 12:00 PM ET on September 19, 2016.

  Vote online or by phone following the instructions printed on the enclosed proxy card.

  For assistance, contact MacKenzie Partners, Inc. at U.S. (800) 322-2885 and International +1 (212) 929-5500, or iocproxy@mackenziepartners.com.

  Additional information is available at http://www.interoil.com/exxonmobil-transaction/.

VOTE FOR THE TRANSACTION TO MAXIMIZE THE VALUE OF YOUR INVESTMENT

Don’t miss out on this value-creating opportunity. This transaction provides InterOil shareholders with:

$	A material and immediate premium. InterOil shareholders will receive $45 worth of ExxonMobil common shares (calculated based on a 10-day VWAP) for each share of stock they hold. The share consideration represents a premium of 42.2% to InterOil’s closing price on May 19, 2016.[1]

$	A potential direct cash payment through the CRP, which is based on the value upside from the Elk-Antelope resource certification. Shareholders will receive ~$7.07 in cash for each share they hold for each incremental certified tcfe of PRL 15 2C resource above 6.2 tcfe, up to a maximum of 10 tcfe of certified resource.

$	Exposure to future value via stock ownership in the world’s preeminent energy company, which offers a high-quality, diverse asset base and consistent and growing dividend with current 3.2% dividend yield and 34 consecutive years of dividend growth.

________________________

1 Based on InterOil’s closing price of $31.65 per share on May 19, 2016, (the day prior to the announcement of the Oil Search transaction)

InterOil’s Board urges you to vote today FOR the transaction to realize its benefits.

EVERY VOTE COUNTS

Voting is extremely important, no matter how many shares you own. Vote “FOR” the transaction today: online, by phone or by signing and returning the enclosed proxy card.

On behalf of your Board and the management team, thank you for your continued support.

Sincerely,

Chris Finlayson Chairman	Dr Michael Hession Chief Executive Officer

If you have any questions, require assistance with voting your proxy or need additional copies of the proxy materials, please contact:
David Wu Senior VP, Investor Relations, InterOil Corporation U.S. (212) 653-9778 david.wu@interoil.com	Mackenzie Partners, Inc. U.S. (800) 322-2885 iocproxy@mackenziepartners.com

Forward Looking Statements

This communication includes "forward-looking statements". All statements, other than statements of historical facts, included in this communication are forward-looking statements.  Such forward-looking statements may include, without limitation, statements regarding the pending transaction with ExxonMobil, the holding of the Special Meeting and the timing of such Special Meeting, the timing to consummate the proposed transaction with ExxonMobil, the ability to satisfy the conditions to consummation of the proposed transaction, and the timing or outcome of the resource certification process for the Elk-Antelope field as applicable to the CRP.  These statements are based on the current belief of InterOil, as well as assumptions made by, and information currently available to InterOil.  No assurances can be given however, that these events will occur.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of InterOil, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. These include in particular assumptions, risks and uncertainties relating to the receipt of a final order from the Yukon court with respect to the transaction, the risk that a condition to closing of the proposed acquisition may not be satisfied, the risk that shareholder or other required approval for the proposed acquisition is not obtained or is obtained subject to conditions that are not anticipated, the timing or outcome of the resource certification process for the Elk-Antelope field as applicable to the CRP and other risk factors discussed in InterOil's management information circular dated August 16, 2016, its annual report for the year ended December 31, 2015 on Form 40-F and its Annual Information Form for the year ended December 31, 2015, and under the heading “Factors Affecting Future Results” available through the “Investors” section on ExxonMobil’s website and in Item 1A of ExxonMobil’s 2015 Form 10-K. InterOil disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable laws. References to gas resources in this release may include amounts that ExxonMobil or InterOil believe will ultimately be produced but that are not yet classified as “proved reserves” under U.S. SEC definitions.

Legal Notice

None of the securities anticipated to be issued pursuant to the ExxonMobil transaction have been or will be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and any securities issued pursuant to the ExxonMobil transaction are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This document does not constitute an offer to sell or the solicitation of an offer to buy any securities.

There can be no assurance that the transaction with ExxonMobil will occur. The ExxonMobil transaction is subject to certain approvals and the fulfillment of certain conditions, and there can be no assurance that any such approvals will be obtained and/or any such conditions will be met.